Exhibit 99.5

FOURTH SUPPLEMENTAL INDENTURE (this “Fourth Supplemental Indenture”), dated as of December 13, 2013, among Navios Maritime Holdings Inc., a Marshall Islands corporation (the “Company”), Navios Maritime Finance II (US) Inc., a Delaware corporation, (“Navios Finance” and, together with the Company, the “Co-Issuers”), and Diesis Shipmanagement Ltd, a Marshall Islands corporation and a direct subsidiary of the Company (the “Guaranteeing Subsidiary”), the other Guarantors (as defined in the Indenture referred to herein) and Wells Fargo Bank, National Association, as trustee (or its permitted successor) under the Indenture referred to below (the “Trustee”).

WITNESSETH

WHEREAS, the Co-Issuers and the Guarantors have heretofore executed and delivered to the Trustee an indenture (as amended and supplemented, the “Indenture”), dated as of January 28, 2011 providing for the issuance of 8 1⁄8% Senior Notes due 2019 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Co-Issuers’ obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Note Guarantee”); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Fourth Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee, on and subject to the terms, conditions and limitations set forth in the Notation of Guarantee and in the Indenture, including, but not limited, to Article Ten thereof.

4. NEW YORK LAW TO GOVERN. THIS FOURTH SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

5. COUNTERPARTS. The parties may sign any number of copies of this Fourth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

6. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

7. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Fourth Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Co-Issuers.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed and attested, all as of the date first above written.

DIESIS SHIPMANAGEMENT LTD

By:	/s/ George Achniotis
Name: George Achniotis
Title: Director / President

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ George Achniotis
Name: George Achniotis
Title: Chief Financial Officer

NAVIOS MARITIME FINANCE II (US) INC.

By:	/s/ George Achniotis
Name: George Achniotis
Title: Chief Financial Officer

MANDORA SHIPPING LTD
SOLANGE SHIPPING LTD.
TULSI SHIPMANAGEMENT CO.
CINTHARA SHIPPING LTD
RAWLIN SERVICES COMPANY
MAUVE INTERNATIONAL S.A.
AQUIS MARINE CORP.
FAITH MARINE LTD.
VECTOR SHIPPING CORPORATION
ARAMIS NAVIGATION INC.
DUCALE MARINE INC.
KOHYLIA SHIPMANAGEMENT S.A.
HIGHBIRD MANAGEMENT INC.
RED ROSE SHIPPING CORP.
GINGER SERVICES CO.
QUENA SHIPMANAGEMENT INC.
ASTRA MARITIME CORPORATION
PRIMAVERA SHIPPING CORPORATION
PUEBLO HOLDINGS LTD
BEAUFIKS SHIPPING CORPORATION
ROWBOAT MARINE INC.
CORSAIR SHIPPING LTD.

PHAROS NAVIGATION S.A.
SIZZLING VENTURES INC.
SHIKHAR VENTURES S.A.
TAHARQA SPIRIT CORP.
RHEIA ASSOCIATES CO.
RUMER HOLDING LTD.
KLEIMAR NV
NAV HOLDINGS LIMITED
NAVIOS CORPORATION
ANEMOS MARITIME HOLDINGS INC.
NAVIOS SHIPMANAGEMENT INC.
AEGEAN SHIPPING CORPORATION
ARC SHIPPING CORPORATION
MAGELLAN SHIPPING CORPORATION
IONIAN SHIPPING CORPORATION
APOLLON SHIPPING CORPORATION
HERAKLES SHIPPING CORPORATION
ACHILLES SHIPPING CORPORATION
KYPROS SHIPPING CORPORATION
HIOS SHIPPING CORPORATION
MERIDIAN SHIPPING ENTERPRISES INC.
MERCATOR SHIPPING CORPORATION
HORIZON SHIPPING ENTERPRISES CORPORATION
STAR MARITIME ENTERPRISES CORPORATION
NAVIOS HANDYBULK INC.
NAVIOS INTERNATIONAL INC.
NOSTOS SHIPMANAGEMENT CORP.
PORTOROSA MARINE CORP.
WHITE NARCISSUS MARINE S.A.
HESTIA SHIPPING LTD.
SERENITY SHIPPING ENTERPRISES INC., as Guarantors

By:	/s/ George Achniotis
Name: George Achniotis
Title: Director and Authorized Officer

KLEIMAR LTD., as a Guarantor

By:	/s/ George Achniotis
Name: George Achniotis
Title: Secretary and Director

NAVIMAX CORPORATION, as a Guarantor

By:	/s/ Shunji Sasada
Name: Shunji Sasada
Title: President

NAVIOS TANKERS MANAGEMENT INC.

By:	/s/ Alexandros Laios
Name: Alexandros Laios
Title: Secretary / Director

WELLS FARGO BANK, N.A., as Trustee

By:	/s/ Martin Reed
Name: Martin Reed
Title: Vice President

[Signature Page to Fourth Supplemental Indenture]